Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 No. 333-) and related Prospectus of Interval Leisure Group, Inc. and subsidiaries for the registration of  $350,000,000 principal amount of 5.625% Senior Secured Notes due 2023 and to the incorporation by reference therein of our reports dated February 26, 2016 with respect to the consolidated financial statements and schedule of Interval Leisure Group, Inc., and the effectiveness of internal control over financial reporting of Interval Leisure Group, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Certified Public Accountants

Miami, Florida

March 31, 2016